UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

View, Inc.**
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92671V106
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Formerly known as CF Finance Acquisition Corp. II.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 92671V106	Page 2 of 5
1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
18,379,457

	6	SHARED VOTING POWER
2,907,960

	7	SOLE DISPOSITIVE POWER
18,379,457

	8	SHARED DISPOSITIVE POWER
2,907,960

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,287,417

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 217,076,712 Shares (defined below) outstanding as of May 31, 2021, according to the Form 10-Q/A filed by the Issuer with the Securities and Exchange Commission (“SEC”) on June 21, 2021.

CUSIP No. 92671V106	Page 3 of 5
Item 1(a).	Name of Issuer:

View, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

195 South Milpitas Blvd.
Milpitas, CA 95035

Item 2(a).	Name of Person Filing

GIC Private Limited (“GIC”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c).	Citizenship:

Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

92671V106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

(a-c) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	No. of Securities Beneficially Owned	Percent of Class (3)	Voting Power		Dispositive Power
			Sole (1), (2)	Shared (1), (2)	Sole (1), (2)	Shared (1),(2)
GIC Private Limited	21,287,417	9.8%	18,379,457	2,907,960	18,379,457	2,907,960

(1)
GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 18,379,457 securities beneficially owned by it. GIC shares power to vote and dispose of 2,907,960 securities beneficially owned by it with MAS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares

(2)	GIC disclaims membership in a group.

(3)	Based on 217,076,712 Shares outstanding as of May 31, 2021, according to the Form 10-Q filed by the Issuer with the SEC on June 21, 2021.

CUSIP No. 92671V106	Page 4 of 5
Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 92671V106	Page 5 of 5
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 11, 2022.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title:	Senior Vice President

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President